Exhibit 99.3

PainReform Provides Business Update for the First Quarter of 2023

Reports Progress on Phase 3 Clinical Trial of PRF-110
in Patients Undergoing Bunionectomy Surgery

Tel Aviv, Israel – May 15, 2023 – PainReform Ltd. (Nasdaq: PRFX) ("PainReform" or the "Company"), a clinical-stage specialty pharmaceutical company focused on the reformulation of established therapeutics, today provided a business update for the first quarter ended March 31, 2023.

Ilan Hadar, Chief Executive Officer of Pain Reform, stated, “We have made significant progress advancing the Phase 3 clinical trial to evaluate PRF-110, our lead drug candidate, for post-surgical pain relief following bunionectomy surgery. Importantly, we announced the completion of treatment for the first part of Phase 3 clinical trial of PRF-110, in which 15 patients undergoing bunionectomy surgery were enrolled at two clinical sites in Texas. We reported positive safety data in the first part of our Phase 3 clinical trial with no serious adverse events (SAEs) reported, suggesting a substantial potential advantage to using PRF-110 over opioids. According to the U.S. Congress Joint Economic Committee (JEC), the opioid epidemic cost the United States nearly $1.5 trillion in 2020 and is now the main driver of drug overdose deaths.”

“We remain on track to complete the analysis of the initial pharmacokinetic data on the first 15 patients later this month and then immediately transition to the larger part of our Phase 3 trial. The upcoming second part of the trial will be a double-blind study, randomizing approximately 400 patients at seven clinical sites in the U.S. and measuring pain reduction by PRF-110 over 72 hours compared with placebo and plain ropivacaine.”

“Following the bunionectomy trial, we plan to commence our second Phase 3 trial for post-surgical pain in hernia repair. We believe PRF-110 will significantly extend post-operative analgesia and be significantly safer and less costly to produce than current alternatives. Given the fact that an estimated 99% of current surgeries are treated with opiates and that our proprietary extended-release drug-delivery system has broad potential across a wide range of surgeries, we believe we are well-positioned to become standard of care in the $12 billion post-operative pain relief market.”

Financial Results for the First Quarter Ended March 31, 2023

Research and development expenses were $1.5 million for the three months ended March 31, 2023, compared to $680,000 for the three months ended March 31, 2022, an increase of $0.8 million. The increase in research and development expenses was primarily due to the expenses leading to the commencement of our  Phase 3 trial.

General and administrative expenses were $962,000 for the three months ended March 31, 2023 compared to $992,000 for the three months ended March 31, 2022, a decrease of $30,000. The decrease in general and administrative expenses is primarily due to a decrease in directors’ and officers’ liability insurance premiums costs and expenses.

Financial income (expenses), net was $108,000 for the three months ended March 31, 2023 compared to financial expenses, net of $22,000 for the three months ended March 31, 2022, a decrease of $130,000. The decrease was primarily due to an increase from the Company’s deposits.

As a result of the foregoing, we incurred a net loss of $2.3 million for the three months ended March 31, 2023 compared to a net loss of $1.7 million for the three months ended March 31, 2022, an increase of $0.6 million. The increase was mainly to an increase in expenses associated with our Phase 3 trial.

As of March 31, 2023, the Company had cash and cash equivalents of $8.1 million.

About PainReform

PainReform is a clinical-stage specialty pharmaceutical company focused on the reformulation of established therapeutics. PRF-110, the Company's lead product, currently in Phase III clinical trial, is based on the local anesthetic ropivacaine, targeting the post-operative pain relief market. PRF-110 is an oil-based, viscous, clear solution that is deposited directly into the surgical wound bed prior to closure to provide localized and extended post-operative analgesia. The Company's proprietary extended-release drug-delivery system is designed to provide an extended period of post-surgical pain relief without the need for repeated dose administration while reducing the potential need for the use of opiates. For more information, please visit www.painreform.com.

Notice Regarding Forward-Looking Statements

This press release contains forward-looking statements about our expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as "believe", "expect", "intend", "plan", "may", "should", "could", "might", "seek", "target", "will", "project", "forecast", "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements are based on assumptions and assessments made in light of management's experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements in this press release are made as of the date of this press release, and we undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of our control. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward- looking statements, including, but not limited to, the following: our history of significant losses, our need to raise additional capital and our ability to obtain additional capital on acceptable terms, or at all; our dependence on the success of our initial product candidate, PRF-110; the outcomes of preclinical studies, clinical trials and other research regarding PRF-110 and future product candidates;  the impact of the COVID-19 pandemic on our operations; our limited experience managing clinical trials; our ability to retain key personnel and recruit additional employees; our reliance on third parties for the conduct of clinical trials, product manufacturing and development; the impact of competition and new technologies; our ability to comply with regulatory requirements relating to the development and marketing of our product candidates; commercial success and market acceptance of our product candidates; our ability to establish sales and marketing capabilities or enter into agreements with third parties and our reliance on third party distributors and resellers;  our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights and our ability to operate our business without infringing the intellectual property rights of others; the overall global economic environment; our ability to develop an active trading market for our ordinary shares and whether the market price of our ordinary shares is volatile; and statements as to the impact of the political and security situation in Israel on our business. More detailed information about the risks and uncertainties affecting us is contained under the heading "Risk Factors" included in the Company's most recent Annual Report on Form 20-F and in other filings that we have made and may make with the Securities and Exchange Commission in the future.

Contact:
Crescendo Communications, LLC
Tel: 212-671-1021
Email: prfx@crescendo-ir.com

Ilan Hadar
Chief Executive Officer
PainReform Ltd.
Tel: +972-54-5331725
Email: ihadar@painreform.com